UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

ADVANCE GREEN ENERGY, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10867

Florida	81-3538726
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

523 US Highway 41 South	34550
Inverness, FL	(Zip Code)
(Address of principal executive offices)

(352) 765-3850

Registrant’s Telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “AGE,” “we,” “us,” “our” or “the Company” refers to Advance Green Energy, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

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Item 1. Business

Overview

Advance Green Energy (the Company) is an alternative-energy technology company incorporated on September 20, 2016 in the state of Florida that owns exclusive rights to market and sell three unique fossil fuel additives known as FUTTTM products. These products lessen fuel usage and allow for a cheaper grade of fuel while achieving a cleaner burning of the fuel. The Company also provides packaged modular power systems, with advice and guidance to build power plants up to 100 megawatts to commercial, industrial, government and utility customers worldwide.

We have not attained the commercialization stage for marketing, selling, and distributing our products.

Our Strategic Position

We believe our strategic position as a low-cost, easy to implement solution for fossil fuel pollution is based on several factors:

•	Fossil fuels are major polluters and contributors to global warming.

•	Governments and companies are trying to reduce the use of fossil fuels.

•	It will take decades to replace fossil fuels.

•	We are a cost-effective, easy to implement solution to reduce pollution from such fossil fuels as coal, diesel fuel, and bunker fuel.

Efforts to create cleaner emissions generally required extensive and expensive solutions. For example, the shipping industry will have to retrofit or replace engines costing millions of dollars per vessel in order to comply with coming regulations; power plants would have to make costly upgrades to their emission systems or retrofit for alternate fuels; greater constraints on emission standards for public transportation would require cleaner diesels for automobiles worldwide; and all diesel generators would have to convert from utilizing heavy fuel oils in order to reduce pollution.

By comparison, FUTT™ products generally do not require costly upgrades, replacements, or large capital investments. Small injection pumps can be installed on any combustion engine without substantially changing the methods in which fuels are used today. These Treated Fuels™ would allow countries to be within most compliance criteria for emissions. Having FUTT™ mandated would reduce emissions without costly upgrades. While the FUTT™ products have been tested in laboratory conditions, further research and development must be completed prior to wide range commercialization.

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Our Markets

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Coal

AGE has identified a process which may allow power plants to continue using the one of the dirtiest fuels on earth, which is also among the most plentiful fuel known to man, coal.

AGE's new nanotechnology product, TMT-13™, helps coal burn hotter. Tests indicate that coal-fired power plants may burn cheaper coal with less emissions. U.S. coal-fired power plants burn almost one billion tons per year of coal. AGE will charge as much as $10 per ton of coal for TMT-13™

Fly ash, the solid waste from burning coal, contains mercury, arsenic and other toxic metals. EPA regulations on mercury may put 30% of coal-fired power plants out of business. FUTT-13TM is designed to catch the mercury, arsenic and other toxic metals so fly ash may safely be disposed of. Coal-fired power plants now pay up to $100 per truck load to dispose of fly ash. AGT can cut that cost in half with FUTT-13TM. 140 million tons of fly ash are produced annually. Our target market is huge. In United States alone, there are over 600 coal-fired electric power plants. These plants burn almost a billion tons of coal per year.

The use of coal as fuel causes adverse health impacts and deaths. In the United States coal-fired power plants were estimated in 2004 to cause nearly 24,000 premature deaths every year, including 2,800 from lung cancer. Annual health costs in Europe from use of coal to generate electricity are $55 billion. The disease and mortality burden of coal use today falls most heavily upon China.

Electricity generated from fossil fuels like coal is the biggest single contributor globally to the rise in carbon emissions, which scientists agree is causing the Earth’s temperatures to rise.

Though coal burning has increasingly been supplanted by less-toxic natural gas use in recent years, a 2010 study by the Clean Air Task Force still estimated that "air pollution from coal-fired power plants accounts for more than 13,000 premature deaths, 20,000 heart attacks, and 1.6 million lost workdays in the U.S. each year." The total monetary cost of these health impacts is over $100 billion annually.

While governments and companies want to reduce coal emissions, coal currently fuels a large portion of the world's energy needs and will continue to do so for the foreseeable future.

Overall, 1,600 coal plants are planned or under construction in 62 countries, according to data from the Global Coal Plant Tracker portal. The new plants would expand the world’s coal-fired power capacity by 43 percent.

The fleet of new coal plants would make it virtually impossible to meet the goals set in the Paris Climate Accord, which aims to keep the increase in global temperatures from pre-industrial levels below 3.6 degrees Fahrenheit.

We offer a relatively low-cost way to reduce coal emissions in existing facilities. No major modifications are needed to reduce coal emissions using our products.

Bunker Fuel

Heavy fuel oil (HFO) and Bunker fuel are used in many third-world countries for the generation of electricity. One of the largest users of this dirty fuel is the shipping industry, mainly because of the price and availability of this fuel. AGE’s FUTT-15™ will be instrumental in the reduction of emissions and to enable these fuels to be used in the industry for years to come.

Christian Eyde Moller, boss of the DK shipping company in Rotterdam, recently described bunker fuel, often used to fuel ships, this as ‘just waste oil, basically what is left over after all the cleaner fuels have been extracted from crude oil. It’s tar, the same as asphalt. It’s the cheapest and dirtiest fuel in the world’.

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Bunker fuel is also thick with sulfur. International Maritime Organization rules allow ships to burn fuel containing up to 4.5 per cent sulfur. That is 4,500 times more than is allowed in car fuel in the European Union. The sulfur comes out of ship funnels as tiny particles, and it is these that get deep into lungs.

Thanks to existing rules, the largest ships can each emit as much as 5,000 tons of sulfur in a year or the same as 50 million typical cars, each emitting an average of 100 grams of sulfur a year. With an estimated 800 million cars driving around the planet, that means 16 super-ships can emit as much sulfur as the world fleet of cars.

Current regulations in Europe and the United States control emissions in their coastal waters. However, many ships switch to bunker fuel after leaving these coastal waters.

The International Maritime Organization is about to extend regulation to cover the entire world. The new rules will mean around 2-2.5 million bpd of high-sulfur oil converting to low sulfur, or 180 million tons per year. The new rules will take effect in 2020,

About 70% of the fuel used by the shipping industry will have to switch from 3.5% sulfur to below 0.5%. According to consultants at Wood Mackenzie Ltd., compliance is likely to cost the shipping industry $60 Billion.

We believe that our FUTT- 15TM is a cost-effective way to reduce bunker fuel pollution.

Coal Gasification

The process of coal gasification has been used since the 1830’s. Prior to the introduction of kerosene into the United States, most street lights were fueled by “coal oil”.

The basic process is to take crushed coal into a vat and introduce high pressure steam. This process converts the coal molecules from a solid to a gaseous state. Coal gasification does not require the coal to be ignited and its emissions vented into the atmosphere. The initial phase change is referred to as Syngas. The product can be further refined into other products such as diesel fuel along with waste products of paraffin wax and slag.

Since environmental pressures have been put on the coal industry and coal fired power plants in recent years, alternatives for the use of the most prevalent resource being coal, have been sought out by the industry.

We believe that coal gasification can be an avenue to utilize coal in making the cleanest fuel available today. The University of Kentucky is presently working on a grant from the Department of Energy to study building scalable plants and have built and are operating a pilot plant in Lexington, Kentucky.

Scalable gasification plants can be coupled with either portable refineries or be left to furnish syngas for movement along gas transmission lines.

Our FUTT-14™ is an accelerator to the oxygenation within the vat to convert the coal into syngas. This chemical allows the yield of syngas to be greater per hour of production, thus reducing the cost of the final fuel. Additionally, the BTU value of the coal being injected into the process does not appreciably reduce during the converting to syngas.

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Our Products

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The following table summarizes our products.

Product	Use	Target Markets
FUTT-13TM	For diesel engines	Stationary and vehicle engines, e.g. buses, trucks, boats
FUTT-14TM	Coal gasification	Coal gasification systems
FUTT-15™	HFO and bunker fuel	Ships and other installations using HFO and bunker fuel
TMT-13™	Coal	Coal fired power plants, Treated Coal™
Treated Coal™	To reduce coal pollution	Coal fired power plants

Product Implementation

FUTT13™ FUTT-15™ and TMT-13™ are liquid additives. They can be applied to coal simply by spraying the additive on the coal before it is burned. They can be mixed with liquid fuels such as diesel fuel, HFO and bunker fuel. The capital cost of the equipment necessary to make these applications is not material. Thus, our solutions can be easily, rapidly, and affordably implemented.

By comparison, for example, with large transport ships now using bunker fuel, with the coming new regulations, the ship owner is faced with the choice of buying relatively expensive low-polluting fuel instead of bunker fuel or making the investment in time and capital to retrofit those ships to run on natural gas.

By comparison, many coal-fired electrical power plants have shut down because they could not meet current emission standard.

FUTT-13™

FUTT-13™ requires no retrofitting of equipment. It can be used in any diesel motor buses, boats, trucks, generators. FUTT-13™will reduce black smoke and pollution from exhaust in any diesel engine. FUTT-13™ will help generate more kilowatts or drive more miles per gallon when used. FUTT-13™ burns less and cleaner fuel will generate less pollution helping you become more compliant with new climate clean laws.

FUTT-14™

FUTT-14™ is an environmentally friendly product manufactured from nanotechnology formulas. FUTT-14™ used in the gasification of coal could replenish significant portions of liquid fossil fuels.

Heavy fuel oil and Bunker fuel are used in many third-world countries for the generation of electricity. One of the largest users of this dirty fuel is the shipping industry, mainly because of the price and availability of this fuel. AGE’s FUTT-15™ will be instrumental in the reduction of emissions and to enable these fuels to be used in the industry for years to come.

Given the environmental awareness of world leaders, improving the air emissions from fossil fuels is a top priority. With the demands for countries vigilance in combating the dilemma as witnessed from the December 2015 Clean Air Summit in Paris, the immediate requirement for improvement is now mandated. AGE will market throughout the world to create of culture of mandating the use of our clean fuel additives to help abate the environmental crisis.

FUTT-15™

HFO and BUNKER fuel are used in many 3rd world Countries for the generation of electricity, one of the largest users of this dirty fuel is the shipping industry, mainly because of the price and availability of this fuel.

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There are eight countries that will not let freighters unload on their docks if they are burning dirty fuel. Many more will be joining this movement after the unanimous decision at the clean air summit last year in Paris to clean up our atmosphere.

By using FUTT-15™, companies can still burn HFO & bunker fuel but with reduced black smoke and pollution from the exhaust. They will use less fuel to travel the same number of miles or generate the same or more kilowatts of power.

FUTT-15™ is engineered to burn that fuel while it is in the engine not in the smoke stack, and by doing this we can increase mileage or kilowatts in any fossil fuel burning piece of equipment.

By applying TMT-13™, power plants may use cheaper grades of coal without compromising combustion efficiency. This allows for tremendous savings for power plants regardless of the type coal being used. Less coal means less pollution being released into the atmosphere and generates the same or more kilowatts per ton with a remarkable reduction in toxins.

AGE's TMT-13™ formula enables us to chemically manipulate the way inexpensive coal burns and gives it the ability to burn like the more expensive coals. TMT-13™ will reduce costs in power plants by allowing them to use less coal that will burn more completely. A more compete burn means less coal producing the same or more power allowing for significant savings in coal costs and equipment down time.

TMT-13™ has interrupted the reaction that produces NO and NO2.

Treated Coal™

Treated Coal™ is our trade name for coal treated with TMT-13™

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Marketing

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The following table is only a summary of our marketing efforts to date. Investors are urged to read the original agreements which are filed as exhibits to this Offering Circular.

Market	Partner	Current Stage	Products
Malaysia	The BlackMINE Group, LLC	Memorandum of Understanding	FUTT-13™ and FUTT-15™

Singapore	The BlackMINE Group, LLC	Memorandum of Understanding	FUTT-13™ and FUTT-15™

Bangladesh	Global Holdings USA, Inc.	Memorandum of Understanding for Marketing	(1) FUTT-13™, FUTT-14™ and FUTT-15™ for treatment of diesel fuel, heavy fuel oil and coal and (2) AGE will provide Treated Coal™

South Africa	Global Holdings USA, Inc.	Memorandum of Understanding for Marketing	1) FUTT-13™, FUTT-14™ and FUTT-15™ for treatment of diesel fuel, heavy fuel oil and coal and (2) AGE will provide Treated Coal™

Thailand	Global Holdings USA, Inc.	Memorandum of Understanding for Marketing	1) FUTT-13™, FUTT-14™ and FUTT-15™ for treatment of diesel fuel, heavy fuel oil and coal and (2) AGE will provide Treated Coal™

Mexico	Lufetrrega_Mexico SA	License Agreement	Marketing AGE products in Mexico

As given above, we have signed several memorandums of understanding with others to assist us in worldwide marketing of our products. Memorandums of understanding are not binding agreements. There is no assurance that we will be able to achieve revenues or profits from such arrangements.

An MOU has been presented to The BlackMINE Group, LLC for the marketing of FUTT-13™ and FUTT-15™ to the country of Malaysia. Again, Malaysia has encountered the same environmental constraints due to emissions and discussions are on-going to formulate a final document. When the document is fully executed; an update will be released. The BlackMINE Group is a private company with interests in real estate management, hospitality development, oil, gas and minerals exploration and aviation.

A Memorandum of Understanding “MOU” has been fully executed by The BlackMINE Group, LLC for marketing FUTT-13™ and FUTT-15™ in the city of Singapore. This country is a major refueling port for diesel fuel and Heavy Fuel Oils used throughout the industrial and shipping industries.

Singapore has a very serious problem as diesel fuel from cars, buses, and trucks are causing an air pollution problem. Singapore also has been in the top five countries for the production of bunker fuel in the world.

On April 18, 2018, AGE has signed three non-binding letters of intent with Global Holdings USA, Inc. of Palm Springs, California. Under these agreements, AGE will provide (1) FUTT-13™, FUTT-14™ and FUTT-15™ for treatment of diesel fuel, heavy fuel oil and coal and (2) AGE will provide Treated Coal™ to GHC for the use in power plants and other industrial uses. These agreements cover the countries of Bangladesh, South Africa and Thailand. The Parties to these letters of intent have agreed to reasonably adjust the terms of the payment to GHC to reflect increases or decreases of tonnage of coal provided by AGE. A commission will be paid by AGE to GHC in the amount of 30% of the Net Profit of the transaction. The Parties will use their best efforts to the acquiring the permits, licenses and other approvals necessary for the development of the contemplated projects in a reasonable time.

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We have signed a license agreement with Lufretrega Mexico SA of Guadalajara, Jalisco Mexico ("LMS"). Under this Agreement, we agree to sell AGE products to LMS. LMS has the exclusive marketing rights for the Country of Mexico, royalty rights and a license to promote, market, resell and distribute all AGE Products as stand-alone products or incorporated into or in connection with LMS's products. LMS has an exclusive, license to sell the product in the name of LMS and under such product names as LMS shall designate. There is an annual licensing fee $50,000.00.

A MOU has been presented to the government of Sierra Leone to provide FUTT-13™ and FUTT-15™ to treat all fuels being brought into the country. Since their election this year, the new government has been involved and has expressed an interest to further the investigation on reducing major emissions in the country from dirty fuel. Additional discussions are on-going.

Product Pricing

Pricing for our products will vary according to many factors, including, but not limited to, the fuel treated (coal, natural gas, bunker fuel, diesel fuel, etc.), the increase in efficiency obtained by using our products, the quality of the fuel treated, the volume of the sale, the country of use, and marketing arrangements.

Pricing for products is unique for each segment of work. For example, Treated Fuels™ may be priced per treated gallon and volumes would dictate the type of arrangement with not only governments, but blenders of the fuel. Multiple blenders would be utilized, which creates separate divisions of how participation would be distributed. In cases of coal gasification, the increase in rates of efficiency will play a role in pricing. When burning coal in a combustion chamber, as is the case in power plants and other industries, the quality of coal will dictate the pricing. The pricing will be a fluid item depending upon how each country or customer wants to use Treated Fuels™.

Coal Fines

We intend to investigate the use of our products to recover of coal fines from abandoned coal refuse piles. We have located several of these piles in Appalachia that we believe are candidates due to the percentage of coal that is entrained in these piles. We believe that using FUTT-14™ during either a coal gasification process or FUTT-15™ treatment for coal to be utilized in a boiler situation; along with a dry preparation and separation process, will provide clean coal for power and industrial operations. Since this coal has already been mined, we intend to recover the coal, use it in an environmentally sound manner, and reclaim the waste land.

Our Technology and Intellectual Property

We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology, databases, and our brand.

At the present time, all our products are trade secrets. We have no patents and no patent applications have been filed on our products. We have applied for U.S. trademarks for our products.

We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

Product Development and Commercialization

The Company has signed a Development and Commercialization Agreement with Combustion Technologies USA, LLC (CT). CT is engaged in developing and manufacturing specialty chemical fuel additives.

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CT and AGE agreed to cooperate in the development of certain proprietary technology to allow for AGE’s use of CT’s chemical additives in connection with the combustion of fossil fuels including but not limited to the following: HFO Heavy Fuel Oil, Bunker Fuel, Diesel fuel, and Synthetic biodiesel and to have CT provide AGE with three custom-blended products: FUTT-13™  to treat diesel fuel for over the road, and off road heavy equipment, FUTT-14™  to improve and maximize the production of synthetic biodiesel from the gasification of coal, FUTT-15™  used to treat bunker fuels and HFO in boiler and diesel engine applications.

AGE will finance the development of the products and subsequently, commercializing, branding, selling, marketing and distributing these formulations, and CT granted to AGE an exclusive world-wide right and license to AGE to develop, distribute and commercialize the above three Products. AGE is responsible for all the costs associated with development of the Products, participation in the Planning Phase, University Testing, the Pilot Phase and all other aspects of Development.

AGE shall have the exclusive right, even as to CT, to commercialize the Products in the Territory. AGE shall use its commercially reasonable efforts to commercialize the Products as soon as commercially reasonable following completion of Testing and Pilot Phase, if applicable.

CT agrees to sell to AGE such quantities of Products as are ordered by AGE from time to time; provide reasonable technical support and training to AGE and to AGE's customers and sub-distributors; provide research information as it becomes available on any new or existing Products; and keep AGE apprised of any changing governmental or other applicable rules or regulations that would affect the manufacture, shipping, sale or distribution of the Products.

The Agreement shall continue until ten (10) years after the first commercial sale of the Products by AGE and shall be automatically renewed for successive five (5) year periods (the "Renewal Term").

CT is subject to periodic inspections by AGE personnel. CT is in compliance with EPA 40 CFR Part 79 “Registration of Fuel and Fuel Additives”.

Seasonality

We do not expect material seasonality in our business.

Litigation

The Company has no current, pending or threatened legal proceedings or administrative actions either by or against the Company issuer that could have a material effect on the issuer's business, financial condition, or operations and any current, past or pending trading suspensions

Facilities

We own our corporate offices at 523 US Highway 41 South, Inverness, Florida 34450. This is a 2400 Square Foot office building on a 0.85-acre site with US 41 frontage and multi-car parking.

Employees

As of December 31, 2018, we had seven employees, including officers and directors. We believe that we have been successful in attracting experienced and capable personnel. All our employees have entered agreements with us requiring them not to compete or disclose our proprietary information. Our employees are not represented by any labor union. We believe that relations with our employees are excellent.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2018.

Overview

Advance Green Energy, Inc. was incorporated on May 31, 2016 and commenced operations immediately thereafter. We are still in the research, development and initial marketing stage of our business, aiming to develop and sell our products for reducing pollution from fossil fuels.

Recent Developments

Revenue

We generated no revenues during the period from May 31, 2016 (inception) through December 31, 2018.

 Net loss

As a result of the foregoing, for the year ended December 31, 2018, we recorded a net loss of ($610,420). The loss is mainly comprised of compensation, consulting and professional fees, and general and administrative expenses.

 Liquidity and Capital Resources

 As of December 31, 2018, the Company had cash on hand of $40,838. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Net Cash Used in Operating Activities

For the year ended December 31, 2018, we used $346,671 of cash in operating activities.

Net Cash Used in Investing Activities

For the year ended December 31, 2018, we used $5,474 of cash in investing activities.

Net Cash Provided by Financing Activities

For the year ended December 31, 2018, financing activities provided $386,037. We received these proceeds from sales of Common Stock.

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Regulation A Offering; Issuance of Class A Common Stock

On March 21, 2018, the Company received approval for it’s Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), and has commenced an offering of up to $50 million of its Class A Common Stock. To date no funds have been raised under this offering.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock-Based Compensation

The Company records stock-based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee stock and stock option awards. This standard requires that such transactions be accounted for using a fair-value-based method.

Recent Accounting Pronouncements

See Note 3 in the notes to our financial statements under the caption Recently Issued Pronouncements for a discussion of new accounting pronouncements.

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of December 31,2018:

Approximate hours per week for part-time employees

Name and Principal Position	Age	Term of Office	Approximate per week for Part-Time Employees
Peter M. Barbee – President, Chairman	64	Since May 2016	70
Bradley Dye – Secretary-Treasurer, Director	62	Since September 2016	50
David Bosko – Chief Financial Officer and Director	62	Since October 2018	20

Peter M. Barbee – President, Chairman

Mr. Barbee has, for over 10 years, Mr. Barbee has traveled the world looking at every green invention to save the world that has come across his path from, Hydrogen on demand, Methane recovery from digesters built years ago on dairy farms and then abandoned, Nanotechnology to help coal gasification plants produce cleaner coal to liquid fuel, to new designs in wind turbines that feed off of the wind wash from larger wind turbines.

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Mr. Barbee has built and sold over 35 corporations in the past, breaking records in most fields. In addition to serving as the Chairman of the Board of Directors and Chief Executive Officer of Advance Green Energy, Inc. Earlier on, he was a distributor for The Scott and Fetzer Company and was frequently named the company’s #1 distributor worldwide. He is one of the Co-Founders and Principals of PEO Brokerage, Inc., who along with Robert Speer co-founder of the Home Shopping Network, helped to pioneer the use of Internet auctions in the placement of businesses in the Professional Employer Organization (PEO) industry. Under Mr. Barbee’s leadership, the organization grew its sales force to more than 5,000 independent agents across North America. At midlife, Mr. Barbee worked as an Executive Producer in Hollywood on movies, reality shows, and live events like Trailer Court Justice, Hot Dish, Hollows Point, and the 605 Reunion from the Hard Rock at Universal Studios. Mr. Barbee has assisted the Wounded Warriors Project to help create businesses and green energy jobs that can benefit our heroes.

Mr. Barbee has been the President of Advance Green Energy, Inc. since May 2016. Prior to that time, from 2008 to 2015, Mr. Barbee was President of Advance Green Technologies, Inc. Advance Green Energy has acquired the rights to the products of Advance Green Technologies, Inc.

Bradley Dye – Vice President, Domestic Strategist, Director

Bradley Dye was born in the heart of the coal fields in Kanawha County, West Virginia. He began his work career for the first fifteen years with American Electric Power’s Fuel Supply Division. During his tenure he was exposed to many facets of the coal industry serving in various capacities from a local mine purchasing agent to the manager of contracts for the corporate office. He was involved in several projects during the escalated construction of several coal mines and coal preparation plants. Waste minimization and the collection of coal fines was of particular interest as the mines introduced froth flotation into the United States to more efficiently collect coal fines to ship rather than sending them to coal refuse piles. Additionally, coal refuse stabilization was brought onto the forefront utilizing waste products from steel mills and gypsum plants to solidify coal slurries. While production was always the driving force to enable funding for research projects; other important parts of the business such as world class reclamation projects from mining operations, the potential for coal gasification, transportation of coal slurries and best practices for showing that coal and the environment could coexist.

After being recruited from the coal industry Bradley served in capacities working with Lockheed on a 39-shipset order. During this project the lessons learned from the coal industry in waste minimization came in handy as the development of a means to grit blast and paint steel sheets was introduced that increased production, but also collected all wastes and paint residue that was approved in a coastal area. Upon leaving the shipbuilding industry, Bradley worked in the industrial cleaning and pipeline industry for twenty-five years. Highlights of this career always revolved around the theme of waste minimization and environmental stewardship. Some of these highlights were recycling of waste liquors in the pulp and paper industry; the utilization of ultra-high pressure water to replace acid cleaning in the automotive industry; introduction of a chemical process to clean jacket water systems on line in the natural gas industry which reduced wastes by 500%; and, being the conceptual designer of a process to remove coating from underground natural gas pipelines that utilizes ultra-high water, captures debris; separates solids from liquids and recycles the water.

During the past five years Mr. Dye has served as the President of a privately held company called Pipe Viper, LLC from 2013 through 2016 and was responsible for overseeing all aspects of the company from Profit & Loss, marketing and production standpoints in the gas pipeline sector of business. Additionally, Mr. Dye served as Vice President for a privately held company called Corporate Jet Solutions, Inc. during the same time frame focusing primarily on marketing and administration. From 2016 through the present Mr. Dye has served as the Vice President for Advance Green Energy, Inc.

Mr. Dye graduated from Morris Harvey College in Charleston, West Virginia and has resided in Florida for the past eighteen years with his wife and family.

David Bosko – Chief Financial Officer and Director

Mr. Bosko brings 40 years of experience to the Chief Financial Officer position. From July 2017 to the present Mr. Bosko has acted as Chief Financial Officer and Director for GlobalTech Holdings, Inc. He was the CFO for Craftline Graphics, Inc. since 2015. Prior to that he was the CFO for Seneca Manufacturing from 2013-2014 and CFO for Adeptiv Solutions from 2008 – 2013. From 2002-2007, Mr. Bosko was the Budget Director for Blair Corporation, a $500 million publicly traded mail order company. Prior to Blair, Mr. Bosko held executive financial positions for various small and medium sized companies in the process of start-up or reorganization. Mr. Bosko started his career in public accounting with Touché Ross & Co from 1978 to 1982. Mr. Bosko graduated from Indiana University of Pennsylvania in 1978 with a BS in accounting and finance. Mr. Bosko is a CPA.

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Board of Advisors

The following individuals serve as advisors to Advance Green Energy:

Leonard Stanley Chaikind – Chairman of the Board of Advisors

Mr. Chaikind is the Chairman & CEO of Institutional Investors Consulting Company or IICC, located in Houston, Texas. Mr. Chaikind has served in this capacity since he founded IICC in the early 1990’s. Prior to founding IICC, Mr. Chaikind worked for Royal Dutch Shell and the Shell Oil Company for over 35 years in a wide variety of assignments. After serving in many senior roles, including the Finance Manager for both Shell Chemical and Shell Oil Products, he moved to the Royal Dutch Shell headquarters in London in 1977.

During his time in London, he helped coordinate some large corporate projects for Royal Dutch Shell in Saudi Arabia, headed up a group that evaluated Shell’s operations in Turkey and much more. In 1978 he was appointed to be the position of Regional Treasurer for all Royal Dutch Shell’s operations in the Far East and Australasia (still working out of Shell’s office in London}. In this capacity, Mr. Chaikind was responsible for negotiating and financing well over $50 billion dollars in both corporate and major project activities though out this region. He also developed a number or very important relationships with both key government officials and financial institutions, e.g. banks, investment banks and countries, e.g. Brunei, China, Yemen, France, Switzerland, Nigeria, Saudi Arabia. In 1981, he returned to Houston to continue his career with Shell Oil Company.

His final assignment for Shell was as the Administrator of the various $12 plus billion dollars Shell Savings and Retirement Programs with responsibility for both the investment and administration of four major funds. Over 50% of these funds were managed internally under the guidance of Mr. Chaikind and his staff with the rest being outsourced to various investment managers and consulting groups. During this period, the industry recognized the Shell Funds to be one of the very best. During his years in this assignment, Mr. Chaikind was also very active in the tax-exempt industry. He was one of the key founders of the Committee on Investment of Employee Benefit Assets (CIEBA), the largest ever Corporate Pension Fund Group in the world. Len served as Vice Chairman of this group from its beginning until his retirement from Shell. He also served as an active member of both the NYSE Institutional Investors Advisory Committee and the Commodity Futures Trading Commission Advisory Board (the CFTC is to the futures and derivatives industry what the SEC is to securities industry). Most important, he was very much responsible for bringing the concept of Private Equity Funds into the Institutional Investors market. This is a very important strength of IICC, i.e. knowledge needed to set up and structure Private Equity Funds. Some people still call Len Chaikind “the father of private equity funds.”

During his many years with Shell Oil and Royal Dutch Shell, Len Chaikind (he prefers to be called Len) made many great connections in various governmental agencies, e.g. Turkey, Yemen, China, Russia, USA, India, Saudi Arabia, Africa (e.g. Nigeria, Ghana and South Africa) etc. with some of the major corporations and wealthiest people in the world.

Since his retirement from Shell, Mr. Chaikind has stayed very active in the whole area of tax-exempt funds (including health care, Pension Plans, and Social Security reforms) and still maintains a strong presence in Washington, DC.

In addition to his job as the CEO of IICC, Mr. Chaikind also sits on the Boards of several both “For Profit” and “Not for Profit” groups.

From 1953 to 1956 Mr. Chaikind served in the U.S. Navy (LTSG) as a line officer in the Pacific Amphibious Fleet (Phibpac) on various assignments both in the Far East and the West Coast of North America.

Mr. Chaikind has an MBA from the Harvard Business School in 1958, BA Harvard University in Economics in 1953 and endless courses at places like NYU, CCNY, Columbia, The New School for Social Research, and the US Navy. Prior to all this, Mr. Chaikind was a graduate in 1949 of the Loomis Institute, which is in Windsor, CT.

13

Robert Speer

Mr. Speer and his father, Roy Speer, founded the Home Shopping Network. He was one of the main market makers in taking Home Shopping Network public.

Mr. Speer has been very instrumental in the startup and sale of many companies, including PEO Brokerage with Mr. Barbee. Together they created a sales force of over 5,000 independent sales representatives from America, Canada, and Mexico.

Mr. Speer is a graduate of the Wharton School at the University of Pennsylvania.

Dwight Chustz

Mr. Chustz has a 42-year career with several pipeline systems including, ANR Pipeline, Great Lakes, Coastal Corporation, Colorado Interstate Gas, El Paso, Tennessee Gas, Southern Natural Gas, and TransCanada’s pipeline systems. Dwight's work has allowed him to physically work in over 14 states and, the Gulf of Mexico.

All the positions Dwight held were of a supervisory, management and leadership level including Director Level for eight years. He has covered many of the facets of the industry. Since 2014 Dwight has done consulting work for several companies and investors, all in the energy sector.

Dr. Muneer Imam

Dr. Imam is a pulmonologist in Center Moriches, New York and is affiliated with Peconic Bay Medical Center. He received his medical degree from St. George's University School of Medicine and has been in practice for more than 20 years. Dr. Imam is very active in helping to prevent pollution and help to clean up our atmosphere.

Allen N. Reeves

Mr. Reeves is an investor. He is a Tampa area native who has assisted in numerous diverse projects throughout the years.

Mr. Reeves began his career working in the automotive industry with his father at Reeves Motor Sports in the Pre-Owned Vehicle Department. He has traveled throughout the world and has showcased his athletic talents playing in prestigious charitable golf tournaments during these travels. Additionally, Mr. Reeves’s entrepreneurial spirit has allowed him to invent two successful arcade games and create the first online interactive football game, manage and invest in real estate projects, invest and advise in the art of purchasing precious gems and metals, and he was instrumental in the design of part of the Allen N. Reeves Sports Complex at Clemson University. Allen is a devout Christian and has authored books on prophecy and Biblical interpretation.

Richard "Dick" Price

Mr. Price is an expert in patent infringement investigations. President Reagan called him "The Best of the Best!" He is former United States Military & CIA trained. Mr. Price has associated offices in Costa Rica, Bahamas, Panama Canal Zone, London, Central America & Europe.

14

EXECUTIVE COMPENSATION

Employment Agreements

Mr. Barbee and Mr. Dye have entered into employment agreements with the Company for a term of five years. Pursuant to their employment agreements, they have agreed to devote a substantial portion of their business and professional time and efforts to our business. The employment agreement provides that each employee shall receive a salary determined by the Board of Directors commensurate with the development of the Company. They may be entitled to receive, at the sole discretion of our Board of Directors or a committee thereof, bonuses based on the achievement (in whole or in part) by the Company of our business plan and achievement by the employee of fixed personal performance objectives.

The following table represents information regarding the total compensation our officers and directors of the Company as of December 31, 2018:

Name and Principal Position	Cash Compensation	Other Compensation	Total Compensation
Peter M. Barbee, Director, President	$120,000	-0-	$120,000
Bradley Dye, Vice President	$85,000	-0-	$85,000
Total	$205,000	-0-	$205,000

Stock Options

Our stockholders have approved our Stock Option Plan, as previously adopted by our Board of Directors (the "Plan"). Under this Plan, our officers, directors, and/or key employees and/or consultants can receive incentive stock options and non-qualified stock options to purchase up to an aggregate of 1,000,000 shares of our Common Stock. To date, no options have been issued. The Class B Common stockholders are not eligible for such options.

With respect to incentive stock options, the Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the Common Stock on the date that such option is granted. The Plan requires that all such options have an expiration date not later than that date which is one day before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% stockholders). However, with certain limited exceptions, in the event that the option holder ceases to be associated with the Company or engages in or is involved with any business similar to ours, such option holder's incentive options immediately terminate.

Pursuant to the provisions of the Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000. No such options have yet been issued.

Bonus Plan for Executive Officers

Our Board of Directors has established an annual Bonus Plan for Executive Officers (the “Bonus Plan.”) Under the Bonus Plan, a Committee of the Board of Directors sets performance targets for key employees who are or may become executive officers. Such executives are eligible for a bonus only if they meet the performance standards set in advance by the Committee. Aggregate bonuses may not exceed ten percent of income before taxes and bonuses may not exceed $1 million per employee.

Management Stock Option Plan

Our Board of Directors has adopted a Management Stock Bonus Plan. The Plan provides that the Company shall establish a reserve of 1,000,000 shares of Common Stock to be awarded to eligible salaried officers and directors. The Management Stock Bonus Plan Committee, composed of not less than three members, administers the Plan. The Board of Directors must review actions of the Committee. The Plan awards restricted stock to key executives. During the restricted period, the owner of the stock may not transfer the stock without first offering the Company the opportunity to buy back the stock at its issue price. In the first year of the restriction period, the Company has the right to buy back all the awarded stock. In the second year, the Company has the right to buy back 75% of the awarded stock. After two years and until the end of the restriction period, a maximum of three years, the Company has the right to buy back 50% of the awarded stock. To date, the Company has not issued any Plan shares.

15

Mr. Barbee and Mr. Dye are the members of the Management Stock Bonus Plan committee.

Item 4. Security Ownership of Management

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of December 31, 2018, and as adjusted to reflect the sale of Class A Common Stock offered by us in the Reg A offering, for each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A or Class B Common Stock, each of our directors, each of our named executive officers, and all of our directors and executive officers as a group.

Name (1)	Shares of Class A (Class B) Common Stock Owned	Percentage of Class Owned	Percentage of Total Outstanding Owned	Percentage of Outstanding Owned on Completion (2)
P.M. Barbee	700,000,000 (350,000,000)	52.2 (100.0)	78.3	68.1
Shane Cooper	100,000,000	7.5	7.5	6.5
John E. Lux	100,000,000	7.5	7.5	6.5
Total	900,000,000 (350,000,000)	67.2 (100.0)	93.3	81.1

(1)	The address for all securities holders is c/o Advance Green Energy, Inc., 523 US Highway 41 South, Inverness, Florida 34450.

(2)	Assumes the sale of all Securities offered hereby.

Item 5. Interest of Management and Others in Certain Transactions

We have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

None

Item 7. Financial Statements

16

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors Advance Green Energy, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Advance Green Energy, Inc. as of December 31, 2018 and 2017, the related statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2018 and 2017 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a net loss of approximately $610,000 and $779,000 for the years ended of December 31, 2018 and 2017, respectively, and a working capital deficit of approximately $155,000 and $162,000 at December 31, 2018 and 2017. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Certified Public Accountants

We have served as the Company’s auditor since 2017.

Coconut Creek, Florida

March 29, 2019

F-2

Advance Green Energy, Inc.

Balance Sheets

As of December 31, 2018 and 2017

	2018	2017
Assets
Current Assets:
Cash and cash equivalents	$40,838	$6,946
Total Current Assets	40,838	6,946

Property and equipment, net of accumulated depreciation	286,003	287,661

Total Assets	$326,841	$294,607

Liabilities and Shareholders’ Deficit
Liabilities
Current Liabilities:
Accrued payroll	$19,115	$32,191
Accrued interest	42,735	20,270
Notes payable, current portion	119,272	116,855
Officer note payable	15,000	–
Total Current Liabilities	196,122	169,316

Long Term Notes Payable	242,815	261,106

Total Liabilities	438,937	430,422

Commitments and Contingencies (Note 8)

Shareholders’ Deficit
Preferred stock - $0.0001 per value 1,000,000,000 authorized shares; 0 issued and outstanding for 2018 and 2017, respectively	–	–

Common stock, class A - $0.0001 par value 19,500,000,000 authorized shares; 1,040,110,900 and 976,697,000 Issued and outstanding for 2018 and 2017, respectively	104,011	97,670

Common stock, class B - $0.0001 par value 500,000,000 authorized shares; 350,000,000 issued and outstanding for 2018 and 2017, respectively	35,000	35,000

Additional paid in capital	1,394,679	766,881

Accumulated Deficit	(1,645,786)	(1,035,366)

Total Shareholders’ Deficit	(112,096)	(135,815)

Total Liabilities and Shareholders’ Deficit	$326,841	$294,607

The accompanying notes are an integral part of these financial statements.

F-3

Advance Green Energy, Inc.

Statement of Operations

For the Years Ended December 31, 2018 and 2017

	2018	2017

Revenues	$–	$–

Operating Expenses:
Consulting and management fees	238,000	330,422
Compensation	176,976	181,038
General and administrative	124,936	127,762
Professional fees	23,021	6,500
Depreciation	7,132	2,909
Advertising and marketing	3,521	58,538
Rent	–	9,364
Loss on impairment of long-lived assets	–	40,000
Total operating expenses	573,586	756,533

Net loss from operations	(573,586)	(756,533)

Other income/(expense)
Interest expense	(38,840)	(22,483)
Interest income	6	7
Net loss before provision for income taxes	(610,420)	(779,009)

Provision for income taxes	–	–

Net Loss	$(610,420)	$(779,009)

The accompanying notes are an integral part of these financial statements.

F-4

Advance Green Energy, Inc.

Statement of Shareholders' Deficit

For the Years Ending December 31, 2018 and 2017

	Common Stock Class A	Common Stock Class B	Common Stock	Paid in Capital in Excess of	Accumulated	Shareholders' Equity
	Shares	Shares	$.0001 Par	Par	Deficit	(deficit)

Balance on December 31, 2016	1,007,600,000	350,000,000	135,760	75,240	$(266,357)	(55,357)

Issuance of common stock
For cash	29,680,000	–	2,968	293,632	–	296,600
For service	39,417,000	–	3,942	390,030	–	393,972

Retirement of common stock	(100,000,000)	–	(10,000)	–	10,000	–

Capital contribution	–	–	–	7,979	–	7,979

Net Loss	–	–	–	–	(779,009)	(779,009)

Balance on December 31, 2017	976,697,000	350,000,000	$132,670	$766,881	$(1,035,366)	$(135,815)

Issuance of common stock
For cash	39,613,900	–	3,961	392,178	–	396,139
For service	23,800,000	–	2,380	235,620	–	238,000

Net Loss	–	–	–	–	(610,420)	(610,420)

Balance on December 31, 2018	1,040,110,900	350,000,000	$139,011	$1,394,679	$(1,645,786)	$(112,096)

The accompanying notes are an integral part of these financial statements.

F-5

Advance Green Energy, Inc.

Statements of Cash Flows

For the Years Ended December 2018 and 2017

	2018	2017
Cash flows from operating activities:
Net Loss	$(610,420)	$(779,009)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	7,132	2,909
Common stock issued for services	238,000	393,972
Impairment of long-lived assets	–	40,000
Changes in operating assets and liabilities
Increase in accrued payroll and interest	18,617	27,443
Decrease in prepaid rent	–	2,129
Net cash used in operating activities	(346,671)	(312,556)

Cash flows from investing activities:
Purchase of fixed assets	(5,474)	(286,894)
Net cash used in investing activities	(5,474)	(286,894)

Cash flows from financing activities:
Borrowings from notes payable	–	273,289
Borrowings from corporate officer	15,000	–
Payments of notes payable	(25,102)	–
Common Stock issued for cash	396,139	296,600
Capital contribution	–	7,979
Net cash provided by financing activities	386,037	577,868

Net increase (decrease) in cash	33,892	(21,582)

Cash, beginning of period	6,946	28,528

Cash, end of period	$40,838	$6,946

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest payments	$5,147	$–

Non-Cash Investing Activity:
Common stock issued for fixed assets	$–	$10,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

F-6

Advance Green Energy, Inc.

Notes to Financial Statements

December 31, 2018 and 2017

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Advance Green Energy (the Company) is an alternative-energy technology company incorporated on September 20, 2016 in the state of Florida that owns exclusive rights to market and sell three unique fossil fuel additives known as FUTTTM products. These products lessen fuel usage and allow for a cheaper grade of fuel while achieving a cleaner burning of the fuel. The Company also provides packaged modular power systems, with advice and guidance to build power plants up to 100 megawatts to commercial, industrial, government and utility customers worldwide.

Basis of Presentation

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (GAAP) under the accrual basis of accounting.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our most significant estimates are for stock-based compensation, assessment of impairment of our intangible asset, and valuation of our deferred tax valuation allowance. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has a capitalization policy of $500. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs for the years ending December 31, 2018 and 2017 in the amounts of $3,521 and $58,538, respectively.

Fair Value of Financial Instruments

The Company’s balance sheet includes the following financial instruments: cash, accrued expenses and notes payable. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of the notes payable approximates fair value based on the borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

F-7

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

FASB Accounting Standards Codification (ASC) topic 820 “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

LEVEL 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

LEVEL 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

LEVEL 3 -	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2018 and 2017, there were no financial instruments that required fair value measurement.

Impairment of Long-Lived Assets

Long-Lived Assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable pursuant to guidance established in ASC 360-10-35-15, “Impairment or Disposal of Long-Lived Assets”. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For further discussion see Note 7 Intangible Assets.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes”, which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740-10 related to, “Accounting for Uncertain Income Tax Positions”. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the company has not recorded a liability for uncertain tax benefits.

F-8

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

The Company has adopted ASC 740-10-25 “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of December 31, 2018, tax years ended December 31, 2016, 2017 and 2018 are still potentially subject to audit by the taxing authorities.

The Tax Cuts and Jobs Act of 2017 changed the top corporate tax rate from 35% to one rate of 21%. This rate was effective for corporations whose tax year began after January 1, 2018 and it is a permanent change. Under ASC 740, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The resulting amendments to Internal Revenue code Section 172 disallow the carryback of net operating losses but allow for the indefinite carryforward of those net operating losses. Pursuant to Section 172 (e) (2) of the statute, the amended carryback and carryover rules apply to any net operating loss ensuing in a taxable year ending after December 31, 2017. In addition to the carryover and carryback changes, the Act also introduces a limitation on the amount of net operating losses that a corporation may deduct in a single tax year under section 172 (a) equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-NOL deduction taxable income (the “80-percent limitation”). This limitation applies only to losses arising in tax years that begin after December 31, 2017 based upon section 172 (e) (1) of the amended statute. For net operating losses generated in tax years ending before January 1, 2018, historical rules are applicable.

Share-Based Payments

The Company accounts for stock-based compensation in accordance with ASC Topic 718, “Compensation - Stock Compensation”. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period. All of our share-based payments vest immediately.

Items Reclassified

Certain reclassifications to accrued interest and notes payable within current liabilities have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

2.	GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a net loss of $610,420 and $779,009 and net cash used in operating activities of $346,671 and $312,556 for the years ending December 31, 2018 and 2017, respectively. The Company has a working capital deficit of $155,284 and $162,370 and an accumulated deficit of $1,645,786 and $1,035,366 at December 31, 2018 and 2017,

respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months after the date of issuance on these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has a minimum cash balance available for payment of ongoing operating expense, has incurred losses from operations since inception, and it does not have a source of revenue sufficient to cover its operating costs. Its continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company is in the process of attaining an SEC approved Reg A offering for $50 million. In addition, it is in the process of generating sales from its FUTTTM products.

F-9

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.	RECENTLY ISSUED PRONOUNCEMENTS

We have reviewed all FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), which supersedes ASC 840, Leases. This ASU is based on the principle that entities should recognize assets and liabilities arising from leases. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Leases are classified as finance or operating. The ASU’s primary change is the requirement for entities to recognize a lease liability for payments and a right of use asset representing the right to use the leased asset during the term on operating lease arrangements. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The effective date will be the first quarter of fiscal year 2019 with early adoption permitted. Management believes that this ASU will not have a significant effect on its financial statements as the Company currently does not have any leases.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

4.	PROPERTY AND EQUIPMENT

	2018	2017

Land	$57,000	$57,000
Building	228,000	228,000
Equipment	11,212	5,738
Less: Accumulated depreciation	(10,209)	(3,077)
Net Property and equipment	$286,003	$287,661

Depreciation expense was $7,132 and $2,909 for the periods ending December 31, 2018 and 2017, respectively.

F-10

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

5.	DEBT

As of December 31, 2018 and 2017 the following is a summary of notes payable:

2018	2017
$113,900	$113,900	Unsecured convertible promissory note deemed as a demand loan held by an individual at 12%, distributed in installments from September 20, 2016 (date of inception) to December 31, 2016. Holder of the note may demand repayment of all amounts loaned to the Company through the date of its repayment request, plus interest, at any time upon thirty (30) days written notice to the Company after 1 year (maturity date, which was September 1, 2017) or 90 days (early maturity date) from the effective date according to specific terms of the note. At any time after twelve (12) months from the Effective Date, the Holder, at his sole option, shall have the right to convert the outstanding principal amount of this Note, or any portion of the principal amount hereof, and any accrued interest, in whole or in part, into shares of the common stock of the Company or any of its subsidiaries (a “Conversion”). The conversion price shall be the lesser of (i) $0.01 per share, or (ii) at an eighty percent (80%) discount to the average of the five (5) lowest bid prices during the thirty (30) trading days prior to the date of the Conversion Notice. As December 31, 2018 the Company’s shares were not publicly traded. There is no prepayment penalty to the Company. As of December 31, 2018, the Holder has warrants available of 40,000 shares ($0.01 per share). No payments have been made as of December 31, 2018. As of December 31, 2018, accrued interest on this note payable was $42,735.
248,187	264,061	Note payable to an individual on August 17, 2017, collateralized by real property at 7% interest amortized over 25 years. Monthly installments are $1,873 for 1 year from the date of inception with a payment due August 2018 of $10,000, thereby adjusting the monthly installments to $1,802 for the next 42 months after which a final balloon payment of $229,885 is due. As of December 31, 2018, the Company has satisfied the terms of the agreement.
$362,087	$377,961	Notes Payable
119,272	116,855	Less: Current portion of Notes Payable
$248,815	$261,106	Long-term Notes Payable

As of the date these financial statements are issued, the Company is in default of the Note Payable in the amount of $113,900, as the holder exercised the 90-day repayment of all installments on September 1, 2017, whereupon the rate of interest increased to 18% per annum. Upon successful completion of its Reg “A” filing the Company intends to satisfy the outstanding principal and accrued interest in full.

Principal payments on all the notes payables are due as follows:

2019	$119,272
2020	5,738
2021	6,130
2022	230,947

$362,087

Related Party Transaction:

On December 3, 2018, the Company executed a Promissory Note with a shareholder for a principal amount of $20,000 at an annual interest rate of 10%. The note will be repaid with interest or converted into 2,000,000 common “A” shares ($0.01 per share) on or before the maturity date of December 3, 2019, at the option of the shareholder. As of December 31, 2018, the balance due on the note is $15,000.

F-11

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

Accrued interest as of December 31, 2018 and 2017 was $42,735 and $20,270, respectively.

6.	STOCKHOLDERS’ EQUITY

On January 17, 2017, the Company filed with the SEC for a first raise of capital under Rule 506(b), which allows securities to be offered and sold to accredited investors and up to 35 non-accredited investors. The Company filed to raise up to $1,000,000 with the SEC for this offering.

Preferred Stock

1,000,000,000 shares authorized having a par value of $0.0001.

Common Stock

CLASS A:	19,500,000,000 shares authorized having a par value of $0.0001 The holder of each share is entitled to one vote per share, with Class A to elect the remainder of the Board of Directors after Class B.

CLASS B:	500,000,000 shares authorized having a par value of $0.0001 The holder of each share is entitled to one vote per share, with Class B entitled to elect a majority of the Board of Directors. Each share shall be convertible at any time into one (1) share of Class A at the option of the holder.

The Board of Directors has the authority to divide any or all of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of each series. There were no shares of Preferred Stock issued as of December 31, 2018 and 2017.

Common Stock Issued for Services

In 2018, during the year, the Company issued 23,800,000 Common A shares to various vendors pursuant to an agreement for services. The shares were valued at $0.01 per share or $238,000 based on the contemporaneous sale of shares by the Company.

In 2017, during the year, the Company issued 39,417,000 Common A shares to various vendors pursuant to an agreement for services. The shares were valued at $0.01 per share or $393,972. Included in the Common A Shares issued are 1,000,000 shares value at $0.01 totaling $10,000 that were for the purchase of a building.

Stock Subscriptions

In 2018, during the year, the Company issued 39,613,900 Common A shares for cash. Consideration to the Company was $396,139 or $0.01 per share.

In 2017, during the year, the Company issued 29,680,000 Common A shares for cash. Consideration to the Company was $ 296,600 or $0.01 per share.

During the year ending December 31, 2017, 100,000,000 shares were forfeited when Shahid Igbal resigned as Vice President of International Sales and Marketing. As a result of the terms, Mr. Igbal returned the shares, which upon receipt the Company retired the shares.

During the year ending December 31, 2017, the Company received $7,979 in capital from a stockholder.

F-12

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

Warrants

As of December 31, 2018, the Holder has warrants available of 40,000 shares ($0.01 per share).

7.	INTANGIBLE ASSETS

In September 2016, the Company entered into a Development and Commercialization Agreement with a third-party for the exclusive world-wide rights and licenses to develop, market, distribute, sell, and commercialize the FUTT TM products. The Company issued 4,000,000 shares of common stock for compensation and recorded $40,000 in intangible assets.

As of December 31, 2017, management assessed the recoverability of the carrying value of the intangible asset and believed that the intangible asset was impaired. As a result, the Company recorded a loss on impairment of intangible asset of $40,000 for the year ended December 31,2017 and the asset was written off.

8.	COMMITMENTS AND CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes there are no known or potential matters that would have a material effect on the Company’s financial position or results of operations.

The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulating risks, including the potential risks of business failure.

The company paid rent expense in the amount of $9,364 for the period ending December 31, 2017. The Company’s lease with a third party ended during September 2017. Due to the purchase of an office building, there are no future lease payments.

9.	INCOME TAX

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Tax Cuts and Jobs Act of 2017 changed the top corporate tax rate from 35% to one rate of 21%. This rate will be effective for corporations whose tax year begins after January 1, 2018, and it is a permanent change. Under ASC 740, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The resulting amendments to IRC Section 172 disallow the carryback of net operating losses but allow for the indefinite carryforward of those net operating losses. Pursuant to Section 172(e)(2) of the statute, the amended carryback and carryover rules apply to any net operating loss arising in a taxable year ending after December 31, 2017. In addition to the carryover and carryback changes, the Act also introduces a limitation on the amount of net operating losses that a corporation may deduct in a single tax year under section 172(a) equal to the lesser of the available net operating loss carryover or 80 percent of a taxpayer’s pre-NOL deduction taxable income (the “80-percent limitation”). This limitation applies only to losses arriving in tax years that begin after December 31, 2017 based upon section 172(e) (1) of the amended statute.

F-13

Advance Green Energy, Inc.

Notes to Financial Statements (Continued)

December 31, 2018 and 2017

The new tax bill reduced the federal income tax rate for corporations from a graduated rate structure ranging from 15% to 35% to a flat 21% rate effective with tax years beginning after December 31, 2017.

As of December 31, 2018 and 2017, the Company’s deferred tax assets and corresponding allowance were as follows:

	December 31,
	2018	2017
Income tax provision (benefit) at
Statutory blended rate of 25.35% and
35%, respectively	$(154,711)	$(279,653)
Nondeductible items	5,820	3,537
Subtotal	(148,891)	(276,116)
Change in valuation allowance	148,891	276,116
Income Tax Expense	$–	$–

Net deferred tax assets and liabilities
were comprised of the following
Net Operating Loss	$492,344	$343,453

Valuation allowance	(492,344)	(343,453)
Deferred tax asset, net	$–	$–

The Company’s valuation allowance increased by $148,891 and $276,116 during 2018 and 2017, respectively. Total net operating loss carry forwards at December 31, 2018 were approximately $1,629,480. The losses, if unused, expire through 2037. The Company’s net operating loss carry forwards may be limited due to ownership changes pursuant to Internal Revenue Code section 382. Effective December 22, 2017 a new tax bill was signed into law that reduced the federal income tax rate for corporations from 35% to 21%. The new bill reduced the blended tax rate for the Company from 38.5% to 25.4%. The change in blended tax rate reduced the 2017 net operating loss carry forward deferred tax assets by approximately $102,000.

Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

10.	SUBSEQUENT EVENTS

On February 8, 2019, the Company entered a loan agreement with a current investor to borrow up to $250,000 funding for coal reclamation project for sales to South Korea. The shareholder will receive $5.00 per ton on the first 50,000 tons of coal sold to South Korea and then $0.25 per ton thereafter. It is estimated that South Korea is requesting 180,000 tons of coal per month. To date, the Company has received $100,000 from the loan but has no production or sales. Interest will be accrued upon the beginning of coal sales.

F-14

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Exhibit Description

2.1	Amended and Restated Articles of Incorporation of Advance Green Energy, Inc. (Incorporated by reference to the Registrant’s Form 1-A, EX-2.1 filed July 11, 2018)
2.2	Bylaws of Advance Green Energy, Inc. (Incorporated by reference to the registrant’s Form 1-A, EX-2.2 filed July 11, 2018)
3.1	Specimen Stock Certificate (Incorporated by reference to the Registrant’s Form 1-A Amendment, Ex.3.1 filed October 24, 2018)
4.1	Subscription Agreement (Incorporated by reference to the Registrant’s Form 1-A Amendment, EX-4.1 filed January 14, 2019)
6.1	Employment Agreement of Peter M. Barbee (Incorporated by reference to the Registrant’s Form 1-A, EX-6.1 filed July 11, 2018)
6.2	Indemnification Agreement between Advance Green Energy, Inc. and Peter M. Barbee (Incorporated by reference to the Registrant’s Form 1-A, EX-6.2 filed July 11, 2018)
6.3	Employment Agreement of Bradley Dye (Incorporated by reference to the Registrant’s Form 1-A Amendment, Ex. 6.3 filed October 24, 2018)
6.4	Indemnification Agreement of Bradley Dye (Incorporated by reference to the Registrant’s Form 1-A, EX-6.3 filed July 11, 2018)
6.5	Incentive Stock Option Plan (Incorporated by reference to the Registrant’s Form 1-A, EX-6.4 filed July 11, 2018)
6.6	Management Stock Bonus Plan (Incorporated by reference to the Registrant’s Form 1-A, EX-6.5 filed July 11, 2018)
6.7	Global Holding Companies USA, Inc. Memorandum of Understanding - Bangladesh (Incorporated by reference to the Registrant’s Form 1-A, EX-6.6 filed July 11, 2018)
6.8	Global Holding Companies USA, Inc. Memorandum of Understanding - South Africa (Incorporated by reference to the Registrant’s Form 1-A, EX-6.7 filed July 11, 2018)
6.9	Global Holding Companies USA, Inc. Memorandum of Understanding - Thailand (Incorporated by reference to the Registrant’s Form 1-A, EX-6.8 filed July 11, 2018)
6.10	Memorandum of Understanding with The BlackMINE Group, LLC (Incorporated by reference to the Registrant’s Form 1-A Amendment, Ex. 6.10 filed October 24, 2018)
6.11	License agreement with Lufretrega Mexico SA (Incorporated by reference to the Registrant’s Form 1-A Amendment, EX. 6.12 filed February 14, 2019)
6.12	Agreement with Combustion Technology (Incorporated by reference to the Registrant’s Form 1-A Amendment, Ex. 6.15 filed October 24, 2018)
6.13	Employment Agreement with David Bosko (Incorporated by reference to the Registrant’s Form 1-A Amendment, Ex. 6.16 filed October 24, 2018)
6.14	Indemnification Agreement with David Bosko (Incorporated by reference to the Registrant’s Form 1-A Amendment, Ex. 6.17 filed October 24, 2018)
11.1*	Consent of Assurance Dimensions

17

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 26, 2019.

(Exact name of issuer as specified in its charter):

Advance Green Energy, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Peter M. Barbee
Peter M. Barbee, Chief Executive Officer (Principal Executive Officer)

Date: April 26, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David J. Bosko

By: David J. Bosko, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

Date: April 26, 2019

SIGNATURES OF DIRECTORS:

/s/ Peter M.Barbee	April 26, 2019
Peter M.Barbee, Director	Date

/s/ Bradley Dye	April 26, 2019
Bradley Dye, Director	Date

/s/ David Bosko	April 26, 2019
David Bosko, Director	Date